December 8, 2016

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jerard Gibson
H. Roger Schwall
Division of Corporation Finance

Re:	Lonestar Resources US Inc.
Amendment No. 3 to Registration Statement on Form S-1
Filed December 6, 2016
File No. 333-214265

Ladies and Gentlemen:

This letter sets forth the responses of Lonestar Resources US Inc. (the “Company,” “we,” “our” and “us”) to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated December 8, 2016 (the “Comment Letter”) with respect to the Amendment No. 3 to Registration Statement on Form S-1 (File No. 333-214265) filed with the Commission by the Company on December 6, 2016 (the “Registration Statement”). Along with the submission of this letter, the Company has filed Amendment No. 4 to the Registration Statement (the “Amendment No. 4”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold and italics below and provided our response below each comment. We also respectfully submit a set of pages indicating the incremental changes to Amendment No. 3 to the Registration Statement on Form S-1 filed with the Commission by the Company on December 6, 2016.

Risks Related to our Class A Common Stock, page 41

1.	As of September 30, 2016 you had 8,022,015 Class A shares outstanding. You are offering 8,750,000 shares plus the overallotment shares. Please add a risk factor addressing the potential impact of more than doubling the number of Class A shares outstanding upon the market price of the Class A shares as well as any dilutive impact.

Response: We acknowledge the Staff’s comment and have added a risk factor on page 41 of Amendment No. 4 to address the offering’s potential impact on the market price of the Class A common stock and its potential dilutive impact.

600 Bailey Avenue, Suite 200, Fort Worth, TX 76107 / 817.921-1889 Phone / 817.806.5112 Fax / www. lonestarresources.com

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In connection with the above responses to the Staff’s comments, the Company acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel, David J. Miller, at Latham & Watkins LLP, at (713) 546-5400.

Very truly yours,

Lonestar Resources US Inc.

By:	/s/ Frank D. Bracken, III
Frank D. Bracken
Chief Executive Officer

Cc:	J. Michael Chambers
Latham & Watkins LLP

David J. Miller
Latham & Watkins LLP